Exhibit 99.77C


SUB-ITEM 77C:  Submission of matters to a vote of security holders


A special meeting of the shareholders of the Capital Value Fund ("Fund"), a series of The Nottingham Investment Trust II ("Trust"), was held at the offices of NC Shareholder Services, LLC, in Rocky Mount, North Carolina, on Friday, January 7, 2005, at 3:00 p.m. Eastern Time, as adjourned.

At this special meeting, the shareholders voted on the following item:

         To approve the liquidation of the assets and dissolution of the Fund pursuant to the provisions of a Plan of Liquidation approved by the Fund's Board of Trustees.

The shareholders of the Trust entitled to vote at the special meeting voted as follows on this item:

                 Votes For                    Votes Against
                 ---------                    -------------
                171,760.126                         0